UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

PEAK RESORTS, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities) 70469L100
(CUSIP Number) Frank S. Vellucci, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, NY 10019 (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 24, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subect of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 70469L100	13D/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cap 1 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 70469L100	13D/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard S. Sackler, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 70469L100	13D/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard Sackler Family Foundation, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 70469L100	13D/A	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David Sackler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 70469L100	13D/A	Page 6 of 9 Pages

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is being filed by Cap 1 LLC, a Delaware limited liability company (“Cap 1”), Richard S. Sackler, M.D. (“Dr. Sackler”), the Richard Sackler Family Foundation, Inc. (the “Foundation”) and David Sackler (collectively, the “Reporting Persons” and each, a “Reporting Person”), to amend the Schedule 13D originally filed by the Reporting Persons on September 21, 2016 (the “Original Schedule 13D”), with respect to the beneficial ownership of common stock, $0.01 par value per share (the “Common Stock”), of Peak Resorts, Inc. (the “Company”), a corporation organized under the laws of the State of Missouri. The address of the principal executive offices of the Company is 17409 Hidden Valley Drive, Wildwood, Missouri 63025.
In accordance with Rule 13d-2 of the Act, this Amendment No. 5 amends and supplements, as set forth below, only information in the Original Schedule 13D, as amended and supplemented by Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2019 (“Amendment No. 4”), and by Amendment No. 3 to Schedule 13D filed on November 21, 2018 (“Amendment No. 3”), and by Amendment No. 2 to Schedule 13D filed with the SEC on August 1, 2017 (“Amendment No. 2”), and by Amendment No. 1 to Schedule 13D filed with the SEC on November 14, 2016 (“Amendment No. 1,” and together with this Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”), that has materially changed since the filing of Amendment No. 4. All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.
Prior to the Effective Time (as defined below): (a) Cap 1 beneficially owned 15,345,041 of the outstanding shares of Common Stock, an amount which consisted of (i) 1,797,705 shares of Common Stock, (ii) 3,179,650 shares of Common Stock issuable upon conversion of the Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), issued on November 2, 2016, (iii) 3,179,650 shares of Common Stock issuable upon conversion of the Series A Preferred Stock issued on November 21, 2018, (iv) an aggregate of 2,719,018 shares of Common Stock issuable upon exercise of warrants issued on November 2, 2016 (the “2016 Warrants”), and (v) an aggregate of 4,469,018 shares of Common Stock issuable upon exercise of warrants issued on November 21, 2018 (the “2018 Warrants,” and together with the 2016 Warrants, the “Warrants”); (b) Dr. Sackler beneficially owned 102,595 of the outstanding shares of Common Stock; (c) the Foundation beneficially owned 26,200 of the outstanding shares of Common Stock; and (d) David Sackler beneficially owned 100,000 of the outstanding shares of Common Stock.
As described below, as a result of the transactions described herein, each of the Reporting Persons ceased to be the beneficial owner of greater than 5.0% of the outstanding shares of Common Stock, and consequently, the filing of this Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an “exit filing” for each of the Reporting Persons.
Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 20, 2019, by and between Peak Resorts, Inc., a Missouri corporation (the “Company”), Vail Holdings, Inc., a Colorado corporation (“Parent”), VRAD Holdings, Inc., a Missouri corporation and direct, wholly-owned subsidiary of Parent (“Merger Sub”), and, solely for the purposes stated in Section 9.14 of the Merger Agreement, Vail Resorts, Inc., a Delaware corporation (“Vail Resorts”).

In accordance with the terms of the Merger Agreement, on September 24, 2019, VRAD Holdings, Inc., a Missouri corporation and direct, wholly-owned subsidiary of Parent (“Merger Sub”), merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger as a direct, wholly-owned subsidiary of Vail Holdings, Inc., a Colorado corporation (“Parent”), and an indirect, wholly-owned subsidiary of Vail Resorts, Inc., a Delaware corporation (“Vail Resorts”). At the effective time of the Merger (the “Effective Time”): (a) each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Shares (as defined in the Merger Agreement), ceased to be outstanding and was converted into the right to receive $11.00 in cash, without interest and less any applicable withholding taxes (the “Common Merger Consideration”); and (b) each share of Series A Preferred Stock that was outstanding immediately prior to the Effective Time, other than Excluded Shares, was converted into the right to receive an amount equal to the sum of: (i) $1,748.81; plus (ii) the aggregate amount of all accrued and unpaid dividends on the applicable issuance of Series A Preferred Stock as of the Effective Time, in cash without interest.

The Company had previously issued to Cap 1 40,000 shares of the Series A Preferred Stock, and the Warrants to purchase shares of the Common Stock as follows: (a) 3,076,924 shares of Common Stock at $6.50 per share; (b) 1,250,000 shares of Common Stock at $8.00 per share; (c) 1,111,112 shares of Common Stock at $9.00 per share; and (d) 1,750,000 shares of Common Stock at $10.00 per share.

CUSIP No. 70469L100	13D/A	Page 7 of 9 Pages

Pursuant to the terms of the Merger Agreement, at the Effective Time: (a) each restricted stock unit (“RSU”) that was granted pursuant to the Company’s 2014 Equity Incentive Plan, as amended from time to time that remained outstanding immediately prior to the Effective Time became fully vested immediately prior to the Effective Time and was cancelled and extinguished in exchange for the right to receive an amount, in cash, without interest, equal to the (i) Common Merger Consideration, multiplied by (ii) number of RSUs held by such holder, less withholdings for any applicable taxes; and (b) each of the Warrants was cancelled in exchange for the right to receive an amount in cash, without interest, equal to the product of: (i) the aggregate number of shares of Common Stock in respect of such Warrant; multiplied by (ii) the excess of the Common Merger Consideration over the per share exercise price under such Warrant.

The foregoing summary of the Merger and the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which was attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 22, 2019.

Item 5.	Interest in Securities of the Company.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:
(a) and (b)
As a result of the Merger and pursuant to the terms of the Merger Agreement, the Reporting Persons disposed of all shares of Common Stock beneficially owned by them at the Effective Time, which included: (a) 15,345,041 of the outstanding shares of Common Stock beneficially owned by Cap 1, an amount which consisted of (i) 1,797,705 shares of Common Stock, (ii) 3,179,650 shares of Common Stock issuable upon conversion of the Series A Preferred Stock issued on November 2, 2016, (iii) 3,179,650 shares of Common Stock issuable upon conversion of the Series A Preferred Stock issued on November 21, 2018, (iv) an aggregate of 2,719,018 shares of Common Stock issuable upon exercise of the 2016 Warrants, and (v) an aggregate of 4,469,018 shares of Common Stock issuable upon exercise of the 2018 Warrants; (b) 102,595 shares of Common Stock beneficially owned by Dr. Sackler; (c) 26,200 shares of Common Stock beneficially owned by the Foundation; and (d) 100,000 shares of Common Stock beneficially owned by David Sackler. As a result of the foregoing, each of the Reporting Persons no longer has the power to vote or dispose of any shares of Common Stock, as per the below:
	Shares Beneficially Owned	Percent of Class
1. Cap 1:[1]
Sole Voting Power	-0-	0.0%
Shared Voting Power	-0-	0.0%
Sole Dispositive Power	-0-	0.0%
Shared Dispositive Power	-0-	0.0%
Aggregate Voting and Dispositive Power	-0-	0.0%
2. Dr. Sackler:
Sole Voting Power	-0-	0.0%
Shared Voting Power	-0-	0.0%
Sole Dispositive Power	-0-	0.0%
Shared Dispositive Power	-0-	0.0%
Aggregate Voting and Dispositive Power	-0-	0.0%
3. The Foundation:
Sole Voting Power	-0-	0.0%
Shared Voting Power	-0-	0.0%
Sole Dispositive Power	-0-	0.0%
Shared Dispositive Power	-0-	0.0%
Aggregate Voting and Dispositive Power	-0-	0.0%
4. David Sackler:
Sole Voting Power	-0-	0.0%
Shared Voting Power	-0-	0.0%
Sole Dispositive Power	-0-	0.0%
Shared Dispositive Power	-0-	0.0%
Aggregate Voting and Dispositive Power	-0-	0.0%

CUSIP No. 70469L100	13D/A	Page 8 of 9 Pages

[1]
Cap 1 is a Delaware limited liability company wholly owned by Crystal Fiduciary Company, LLC, as Trustee of the AR Trust. The beneficiaries of the AR Trust are Beverly Sackler, Dr. Sackler and the issue of Dr. Sackler. David Sackler is the president of Summer Road and one of the beneficiaries of Cap 1. Cap 1 is a family client of Summer Road LLC (“Summer Road”). ”) Summer Road is the trading manager of the Reporting Persons, and in that capacity Summer Road acts on behalf of the Reporting Persons as an agent. Rory A. Held, in his capacity as an employee of Summer Road, provides investment management services to the Reporting Persons. Summer Road and Mr. Held have no pecuniary interest in the shares of Common Stock beneficially owned by the Reporting Persons. Summer Road is a “family office” (as defined in Investment Company Act of 1940 Rule 202(a)(11)(G)-1 (the “Family Office Rule”)) of the same family, and any voting power or investment power Summer Road or Mr. Held may hold over the shares of Common Stock is ultimately attributed to the Reporting Persons. Pursuant to an arrangement between Mr. Held and Summer Road, any compensation that would otherwise be payable to Mr. Held for his services as a director of the Company will be paid directly to Summer Road as his employer. Pursuant to this arrangement, an aggregate of 24,589 RSUs that were granted to Mr. Held as compensation for his service as a director of the Company have been paid to Summer Road. RSUs were granted to Mr. Held on November 7, 2016, October 4, 2017 and October 10, 2018.

(c)  Except for the transactions pursuant to the Merger Agreement described herein, the Reporting Persons have not effected any transactions in shares of Common Stock during the past 60 days.
(d) Summer Road provides investment management services to the Reporting Persons. In this capacity Summer Road shares the power to (i) vote and dispose (or direct the disposition of) and (ii) direct the receipt of dividends from, or the proceeds from the sale of the sum of all of the shares of Common Stock beneficially owned by the Reporting Persons as described in Items 5(a) and (b). Summer Road has no pecuniary interest in (and has not funded any purchases of) the Shares beneficially owned by the Reporting Persons. Except as described above (including in the footnote to Items 5(a) and (b)), no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.
(e) On September 24, 2019 and as a result of the transactions described herein, each of the Reporting Persons ceased to be the beneficial owner of greater than 5.0% of the outstanding shares of Common Stock, and consequently, the filing of this Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an “exit filing” for each of the Reporting Persons.
Item 6.	Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Company.
Item 6 is hereby amended and supplemented with the following:
As a result of the consummation of the Merger, the following agreements were terminated in accordance with their respective terms effective as of the Effective Time: (a) those certain Voting and Support Agreements, dated as of July 20, 2019, by and between each of Cap 1, Dr. Sackler, the Foundation, David Sackler and Parent; (b) that certain Credit Agreement, dated as of November 21, 2018, by and between Snow Time Acquisition, Inc., Snow Time, Inc., Ski Roundtop Operating Corp., Ski Liberty Operating Corp., Whitetail Mountain Operating Corp. and Cap 1; (c) that certain Registration Rights Agreement, dated as of November 2, 2016, by and between the Company and Cap 1; (d) that certain Amended and Restated Stockholders’ Agreement, dated as of November 21, 2018, by and between Cap 1 and certain members of the Company’s management (the “Management Stockholders”); and (e) that certain Amended and Restated Voting Agreement, dated as of November 21, 2018, by and between Cap 1, the Company and the Management Stockholders.

CUSIP No. 70469L100	13D/A	Page 9 of 9 Pages

Signatures
After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date:  October 1, 2019
Cap 1 LLC
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Title: Vice President

Richard S. Sackler, M.D.
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Attorney-in-Fact for Richard S. Sackler, M.D.

Richard Sackler Family Foundation, Inc.
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Attorney-in-Fact for the Richard Sackler Family Foundation, Inc.

David Sackler
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Attorney-in-Fact for David Sackler